Exhibit 12.1

Doral Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2012	2011		2010	2009		2008
Including Interest on Deposits

Earnings (Losses):
Pre-tax loss from continuing operations	$(164,780)	$(8,983)		$(277,011)	$(42,621)		$(32,258)
Plus:
Fixed Charges (excluding capitalized interest)	151,831	181,804		243,458	293,019		349,621

Total Earnings (Losses)	$(12,949)	$172,821		$(33,553)	$250,398		$317,363

Fixed Charges:
Interest expensed and capitalized	$146,688	$177,656		$240,275	$290,451		$347,001
Amortized premiums, discounts, and capitalized expenses related to indebtedness	1,264	1,066		642	187		192
An estimate of the interest component within rental expense	3,879	3,082		2,541	2,381		2,428

Total Fixed Charges	$151,831	$181,804		$243,458	$293,019		$349,621

Ratio of Earnings to Fixed Charges	(A )	(A	)	(A )	(A	)	(A	)

Excluding Interest on Deposits

Earnings (Losses):
Pre-tax loss from continuing operations	$(164,780)	$(8,983)		$(277,011)	$(42,621)		$(32,258)
Plus:
Fixed Charges (excluding capitalized interest)	88,445	93,518		132,620	167,886		192,891

Total Earnings (Losses)	$(76,335)	$84,535		$(144,391)	$125,265		$160,633

Fixed Charges:
Interest expensed and capitalized	$83,302	$89,370		$129,437	$165,318		$190,271
Amortized premiums, discounts, and capitalized expenses related to indebtedness	1,264	1,066		642	187		192
An estimate of the interest component within rental expense	3,879	3,082		2,541	2,381		2,428

Total Fixed Charges	$88,445	$93,518		$132,620	$167,886		$192,891

Ratio of Earnings to Fixed Charges	(A )	(A	)	(A )	(A	)	(A	)

(A)

Due to the Company’s pre-tax loss for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 the ratio coverage was less than 1:1. The Company would have to generate additional earnings of $164.8 million, $9.0 million, $277.0 million, $42.6 million and $32.3 million to achieve a ratio of 1:1 in 2012, 2011, 2010, 2009 and 2008, respectively.